STATEMENT OF INVESTMENTS

Dreyfus Government Cash Management

October 31, 2006 (Unaudited)

U.S. Government Agencies--48.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank			
4/11/08	5.24	325,000,000 a	324,863,542
Federal Home Loan Bank System:			
11/1/06	5.25	246,887,000	246,887,000
11/8/06	5.27	125,000,000	124,873,611
3/30/07	5.21	50,000,000	49,747,988
Federal Home Loan Mortgage Corp:			
11/1/06	5.07	100,000,000	100,000,000
11/7/06	5.26	76,222,000	76,156,068
1/30/07	5.30	100,000,000	98,707,500
2/6/07	5.31	338,125,000	333,414,825
4/17/07	5.20	171,236,000	167,208,672
Federal National Mortgage Association:			
11/1/06	5.25	82,363,000	82,363,000
11/8/06	5.26	200,000,000	199,798,167
2/7/07	5.31	150,000,000	147,888,917
4/11/07	5.20	30,000,000	29,319,775
4/18/07	5.20	300,000,000	292,902,000
Total U.S. Government Agencies (cost $2,274,131,065)			**2,274,131,065**

Repurchase Agreements--51.9%			
Banc of America Securities LLC dated 10/31/06, due 11/1/06 in the amount of $650,094,972 (fully collateralized by $278,611,000 U.S. Treasury Bills, due 11/2/06-4/26/07, value $275,533,297, $342,678,000 U.S. Treasury Notes, 2.625%-6.625%, due 2/28/07-9/15/10, value $343,339,521 and $98,249,573 U.S. Treasury Strips, due 11/15/16-2/15/36, value $44,127,543)	5.26	650,000,000	650,000,000
Barclays Financial LLC dated 10/31/06, due 11/1/06 in the amount of $220,032,083 (fully collateralized by $223,943,000 U.S. Treasury Notes, 3.25%-6.625%, due 5/15/07-9/30/11, value $223,913,366 and $802,232 U.S. Treasury Strips, due 5/15/17, value $486,634)	5.25	220,000,000	220,000,000
Barclays Financial LLC dated 10/31/06, due 11/1/06 in the amount of $56,008,213 (fully collateralized by $59,532,000 Federal Home Loan Mortgage Corp., Notes, 0.00%, due 8/21/07, value $57,120,954)	5.28	56,000,000	56,000,000
Goldman, Sachs & Co. dated 10/31/06, due 11/1/06 in the amount of $362,052,591 (fully collateralized by $176,610,000 Federal Home Loan Bank System, Bonds, 2.15%-7.375%			

, due 11/10/06-7/21/25, value $176,567,692, $1,000,000 Federal Home Loan Bank System, Debentures, 6.64%, due 12/13/16, value $1,147,643, $425,000 Federal Home Loan Bank System, Notes, 0%, due 12/1/06, value $423,130, $3,300,000 Federal Home Loan Mortgage Corp., Bonds, 0%, due 6/23/33, value $609,609, $1,885,000 Federal Home Loan Mortgage Corp., Debentures, 0%-7.17%, due 1/30/12-9/15/16, value $1,562,388, $80,937,000 Federal Home Loan Mortgage Corp., Notes, 2.20%-6.70%, due 11/13/06-11/23/35, value $80,669,275, $2,151,000, Federal National Mortgage Association, Bonds, 0%-4%, due 2/19/09-11/15/19, value $1,811,630 and $107,809,000 Federal National Mortgage Association, Notes, 0%-6.21%, due 2/11/06-1/30/23, value $106,448,902)	5.23	362,000,000	362,000,000
Merrill Lynch & Co. Inc.			
dated 10/31/06, due 11/1/06 in the amount of $500,072,917 (fully collateralized by $510,879,000 U.S. Treasury Notes, 4.125%, due 8/15/08, value $510,000,857)	5.25	500,000,000	500,000,000
Morgan Stanley			
dated 10/31/06 due 11/1/06 in the amount of $650,094,972 (fully collateralized by $1,188,907,000 U.S. Treasury Strips, due 5/15/18-5/15/20, value $663,000,229)	5.26	650,000,000	650,000,000
Total Repurchase Agreements			
(cost $2,438,000,000)			**2,438,000,000**
Total Investments (cost $4,712,131,065)		**100.4%**	**4,712,131,065**
Liabilities, Less Cash and Receivables		**(.4%)**	**(18,376,497)**
Net Assets		**100.0%**	**4,693,754,568**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Government Prime Cash Management
October 31, 2006 (Unaudited)

U.S. Government Agencies--100.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
11/6/06	5.07	50,000,000	49,964,931
11/20/06	5.09	50,000,000	49,866,208
12/1/06	5.19	50,000,000	49,786,250
12/15/06	5.19	75,000,000	74,530,667
12/27/06	5.15	25,000,000	24,802,444
3/16/07	5.16	42,000,000	41,203,050
8/15/07	5.25	50,000,000 a	49,992,378
11/9/07	5.25	50,000,000 a	49,990,054
4/11/08	5.24	100,000,000 a	99,958,013
5/27/08	5.24	100,000,000 a	99,967,981
7/21/08	5.26	50,000,000 a	49,983,553
Federal Home Loan Bank System:			
11/1/06	4.98	200,000,000	200,000,000
11/1/06	4.98	28,000,000	28,000,000
11/1/06	5.08	260,646,000	260,646,000
11/22/06	5.12	175,000,000	174,479,375
11/29/06	5.22	80,000,000	79,679,556
12/8/06	5.19	25,000,000	24,956,431
12/20/06	5.40	100,000,000	99,783,667
12/27/06	5.15	16,000,000	15,873,564
12/29/06	5.16	12,500,000	12,471,111
1/24/07	5.19	25,000,000	24,701,042
2/2/07	5.12	100,000,000	100,000,000
2/23/07	5.25	20,585,000	20,251,248
2/28/07	5.22	131,216,000	129,003,506
Total Investments (cost $1,809,891,029)		**100.2%**	**1,809,891,029**
Liabilities, Less Cash and Receivables		**(.2%)**	**(4,381,832)**
Net Assets		**100.0%**	**1,805,509,197**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.